UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

Commission File Number: 001-41986

AUSTRALIAN OILSEEDS HOLDINGS LIMITED

(Exact name of registrant as specified in its charter)

Cayman Islands	001-41986	N/A
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

126 – 142 Cowcumbla Street, Cootamundra

Site 2: 52 Fuller Drive Cootamundra

PO Box 263 Cootamundra, Australia 2590

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: +02 6942 4347

Not Applicable

(Former name or former address, if changed since last report)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Completion of Private Placement

On October 12, 2026 (the “Closing Date”), Australian Oilseeds Holdings Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Company”), completed a private placement (the “Offering”) of 18,240,000 Class A ordinary shares of the Company, par value US$0.0001 per share (the “Shares”), at a purchase price of US$0.2193 per Share, pursuant to a securities purchase agreement (the “Securities Purchase Agreement”) entered into by the Company with certain investors (each, a “Purchaser” and collectively, the “Purchasers”). The Company received aggregate gross proceeds of approximately US$4.0 million from the Offering, before deducting offering expenses payable by the Company. Following the closing of the Offering, the Company had 67,108,604 Class A ordinary shares issued and outstanding.

Under the Securities Purchase Agreement, the Company agreed to issue and sell to the Purchasers, and the Purchasers, severally and not jointly, agreed to purchase from the Company, the Shares, on the terms and subject to the conditions set forth therein. The Securities Purchase Agreement contains customary representations, warranties and covenants of the Company and the Purchasers, as well as customary indemnification obligations. The closing of the Offering was subject to the satisfaction of customary closing conditions set forth in the Securities Purchase Agreement, including the accuracy of the Company’s representations and warranties as of the Closing Date, the delivery of the closing deliverables and the payment of the subscription amounts by the Purchasers, each of which was satisfied on or prior to the Closing Date.

Pursuant to the Securities Purchase Agreement, the Company agreed to file a registration statement with the U.S. Securities and Exchange Commission (the “SEC”) covering the resale of the Shares within 90 calendar days after the Closing Date.

The Company intends to use the net proceeds from the Offering to fund its business expansion and for working capital and general corporate purposes.

The Shares issued in the Offering have not been registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”), or any state securities laws, and were offered and sold in a private placement to non-U.S. persons in offshore transactions in reliance on the exemption from registration provided by Regulation S promulgated under the Securities Act. Each Purchaser represented that it is not a “U.S. Person” as defined in Rule 902 under the Securities Act and that it acquired the Shares in an “offshore transaction” as defined in Rule 902 under the Securities Act. Accordingly, the Shares may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act and applicable state securities laws.

The foregoing summaries of the terms of the Securities Purchase Agreement do not purport to be complete and are qualified in their entirety by reference to the complete text of the Securities Purchase Agreement, which is attached hereto as Exhibit 10.1 and is incorporated by reference herein.

This report on Form 6-K shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

Forward-Looking Statements

Certain statements in this report on Form 6-K are forward-looking statements. These forward-looking statements are made under the “safe-harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. These statements include, but are not limited to, statements regarding the anticipated use of proceeds from the Offering and the filing and effectiveness of the resale registration statement. Investors can find many (but not all) of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC.

EXHIBIT INDEX

Exhibit No.	Description
10.1	Securities Purchase Agreement, by and between AUSTRALIAN OILSEEDS HOLDINGS LIMITED and each purchaser identified on the signature pages thereto.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: October 15, 2026	AUSTRALIAN OILSEEDS HOLDINGS LIMITED

	By:	/s/ Saw Khoon Ming
	Name:	Saw Khoon Ming
	Title:	Co-Chief Executive Officer

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